

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 9, 2017

Mark W. Wong
Chief Executive Officer
S&W Seed Company
802 N. Douty Street
Hanford, CA 93230

Re: S&W Seed Company
Registration Statement on Form S-3
Filed August 4, 2017
File No. 333-219726

Dear Mr. Wong:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at (202) 551-3666 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Steven M. Przesmicki, Esq.
    Cooley LLP